SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

HAN LOGISTICS, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

409632 10 6

 (CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-74ll

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  MICHAEL VARDAKIS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a)  [  ]

(b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES                       7. SOLE VOTING POWER: 10,000,000

BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0

BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 10,000,000

                                                             10. SHARED DISPOSITIVE POWER: 0

13.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000,000 shares held directly.

These shares were acquired pursuant to the terms of a Share Purchase Agreement dated August 7, 2014 (the “Agreement”), between Michael Vardakis and Amee Han Lombardi.  Mr. Vardakis is the President, Secretary, Treasurer and sole director of Han Logistics, Inc., a Nevada corporation (the “Company”).

Pursuant to the Agreement, Mr. Vardakis purchased 10,000,000 “uregistered” and “restricted” shares of the Company’s common stock (the “Shares”) from Ms. Lombardi in consideration of the sum of $5,000, with $500 of this purchase price paid upon execution of the Agreement and the remaining $4,500 payable within one year of the execution date thereof.  The foregoing notwithstanding, Mr. Vardakis became the owner of such Shares for all legal purposes other than Rule 144 on the date of the Agreement.  The Shares represent approximately 96% of the Company’s issued and outstanding common stock.

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer: Han Logistics, Inc., a Nevada corporation (the “Company”), 605 South State Street, Salt Lake City, Utah  84111.

Item 2.  Identity and Background.

(a)        Name:  This Schedule 13D is being filed for Michael Vardakis.

(b)        Residence or Business Address: 605 South State Street, Salt Lake City, Utah  84111.

(c)        Principal Occupation:  Mr. Vardakis is the President, Secretary, Treasurer and sole director of the Company.

(d)        During the last five years, Mr. Vardakis has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Vardakis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

The shares were acquired pursuant to the terms of the Agreement, by which Mr. Vardakis acquired the Shares for consideration of $5,000, with $500 of such purchase price paid on the date of the Agreement and the remaining $4,500 payable within one year of the date of the Agreement.  The source of the purchase price is Mr. Vardakis’ personal funds.

Item 4.  Purpose of Transaction.

Mr. Vardakis acquired the Shares for investment.

Item 5.  Interest in Securities of the Issuer.

(a)           Amount Beneficially Owned.  As of the date hereof, Mr. Vardakis beneficially owns the 10,000,000 Shares directly.   These shares represent approximately 96% of the Company’s issued and outstanding shares of common stock.

(b)         Number of shares as to which such person has:

Sole power to vote or to direct vote: 10,000,000 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 10,000,000 shares.

Shared power to dispose or to direct the disposition of: 0

(c)         None.

(d)         None; not applicable.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 3.

Item 7.  Materials to be Filed as Exhibits.

Share Purchase Agreement dated August 7, 2014.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2014

  /s/  Michael Vardakis

Michael Vardakis

SHARE PURCHASE AGREEMENT

To:

Amee Han Lombardi (the “Seller”)

Re:

Purchase of “unregistered” and “restricted” shares common stock of Han Logistics, Inc., a Nevada corporation (“Han”), pursuant to this Share Purchase Agreement (the “Agreement”)

Dear Amee:

The undersigned (the “Buyer”) offers to purchase Common Stock of Han from you (the “Seller”) as follows, to-wit:

RECITALS:

WHEREAS, the Buyer (as defined herein), is acquiring Common Stock of Han from the Seller; and

WHEREAS, the Buyer and the Seller desire to formalize the terms and conditions under which the Buyer will purchase and the Seller will sell such shares of Common Stock of Han;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

A.

 The Seller is the owner of the shares of Common Stock of Han indicated on the Counterpart Signature Page that the Seller wishes to sell to the Buyer at the aggregate purchase price (“Cash Consideration”) indicated on the Counterpart Signature Page, and that the Buyer wishes to purchase from the Seller in such number and at such aggregate purchase price.

B.

Han is a publicly-held company, having previously and lawfully offered and sold a portion of its securities in accordance with applicable federal and state securities laws, rules and regulations.  Han files reports with the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Seller and the Buyer have been provided with access to all reports of Han via the EDGAR Archives of the SEC that have been filed by or with respect to Han during the past 12 months and longer.

C.

The Seller and the Buyer are aware of all material information respecting the past, present and proposed business operations of Han, its management, financial position or otherwise; that there is no current “established trading market” for the Common Stock of Han, which Common Stock is nominally quoted on the OTC Bulletin Board of the Financial Industry Regulatory Authority, Inc. [“FINRA”]) under the symbol “HANO,” and that it is uncertain at this time whether there will be any future market for the Common Stock of Han; and that the purchase price being paid for the Han Common Stock bears no relationship to assets, book value or other established criteria of value.

D.

The Buyer represents and warrants the following as an additional inducement for the offer outlined in this Agreement to purchase the Common Stock of the Seller covered by this Agreement, to-wit:

(i)

The Buyer is not relying on any representation or warranty of the Seller whatsoever, except those representations and warranties contained in this Agreement;

(ii)

The Buyer is the President, Secretary, Treasurer and director of the Company and as such is fully aware of the risks and merits of an investment in Han and the Common Stock;

(iii)

The Buyer is an “accredited investor” as that term is known or defined under applicable United States securities laws, rules and regulations, including, without limitation, Regulation D of the SEC, and the Buyer is fully capable of evaluating the risks and merits associated with the execution of this Agreement and the purchase of this Common Stock hereunder, without qualification;

(iv)

The Buyer has full power and authority to execute and deliver this Agreement, without qualification;

(v)

The Buyer is purchasing the Common Stock for Buyer’s account only, and not for the account of or in concert with any other person or entity, and except as otherwise set forth immediately below, there are no affiliations, arrangements, understandings or agreements, written or oral, respecting the subsequent resale of any of the Common Stock with any person except:_____________________________________________________;

(vi)

The Buyer will fully comply with all provisions of United States and state securities laws, rules and regulations in the resale of any of the Common Stock being acquired hereunder, and will timely make all required filings regarding beneficial ownership of the Common Stock with the SEC, as may be applicable;

(vii)

The Buyer has not: (a) been party to any adverse proceeding brought by the SEC or any similar state agency; (b) been party to any material criminal proceeding regarding the purchase or sale of securities or other crimes, excluding only misdemeanor crimes; or (c) filed bankruptcy proceedings within the past 10 years, except:

___________________________________________________________;

(viii)

The Buyer is able to pay Buyer’s debts as they become due, and the Buyer (a) is not currently insolvent; (b) has made no general or other assignment for the benefit of creditors; and (c) is not party to any material proceeding that would have an adverse effect on Buyer’s assets;

(ix)

The funds that the Buyer is utilizing to purchase the Common Stock being acquired hereunder are lawful funds of the Buyer that were earned or acquired by or paid to the Buyer for lawful purposes.

Accordingly, the parties hereto (subject to the Seller’s acceptance hereof) agree as follows:

A.

The Buyer hereby offers to purchase from the Seller the shares of Common Stock of Han as indicated on the Counterpart Signature Page, free and clear of any liens, encumbrances and/or other restrictions whatsoever, other than those outlined herein or in any attachment hereto, and the Seller agrees to sell to the Buyer the shares of Common Stock of Han owned by the Seller as indicated on the Counterpart Signature Page, free and clear of any such liens, encumbrances and/or restrictions whatsoever, other than those outlined herein or in any attachment hereto.

B.

The purchase price of the Common Stock shall be $5,000 (the “Purchase Price”), payable as follows:

1.  Upon execution of this Agreement, the Buyer shall deliver to the Seller the sum of $500.

2.  The Buyer shall deliver to the Seller the remaining $4,500 of the Purchase Price no later than the one year anniversary date of the date of this Agreement.  The foregoing nothwithstanding, the Buyer shall have the option, at his sole discretion, of pre-paying all or any portion of such $4,500 at any time.

3.

A certificate or certificates representing the Common Stock, together with a duly-endorsed and Medallion guaranteed stock power,  shall be delivered to the Buyer upon payment in full of the Purchase Price by the Buyer to the Seller, which payment shall be subject to the transfer of the Common Stock into the Buyer’s name and delivery of the stock certificate or certificates representing the Common Stock, together with the stock power, to the Buyer by

Federal Express, priority delivery, which stock certificate shall bear no restriction or notation.  The foregoing notwithstanding, the Buyer shall be the owner of all of the shares of Common Stock for all legal purposes other than Rule 144 of the SEC upon execution of this Agreement and payment of the sum of $500 as contemplated by Section B.1.

4.

By acceptance of this offer, the Seller hereby covenants and warrants:

(i)

That the Seller is the owner of the Common Stock and has the right to sell, transfer, convey and assign the Common Stock, without qualification; and

(ii)

That the Seller has done no act to encumber the Common Stock.

C.

The Seller and the Buyer agree that any action based upon this Agreement or any of the matters covered hereby shall be brought only in the federal and state courts situated in the State of Utah, and that the non-defaulting party in any such action shall be entitled to recover reasonable attorney’s fees and costs.

COUNTERPART SIGNATURE PAGE

BUYER:

Dated: 8/4/14

/s/ Michael Vardakis

Michael Vardakis

SELLER:

Dated: 8/7/14

/s/ Amee Han Lombardi

Amee Han Lombardi

Number of Shares Sold: 10,000,000 (Ten Million)

Cash Consideration: $5,000